UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 10, 2020, Gamida Cell Ltd. (the “Company”) held its annual general meeting of shareholders (the “Meeting”). An aggregate of 33,586,022 ordinary shares, or 67.89% of the Company’s 49,471,817 total outstanding voting shares as of August 11, 2020, the record date for the Meeting, were present or voted at the Meeting, constituting a quorum. The following is a summary of the proposals presented at the Meeting and the voting results; all proposals received the requisite level of approval by shareholders. A more complete and detailed description of each proposal is set out in the Proxy Statement, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on August 6, 2020.

1.                   The Company’s shareholders elected each of Mr. Kenneth I. Moch, Dr. Michael S. Perry and Ms. Nurit Binjamini to serve as a Class II director of the Company, and to hold office until the close of business of the annual general meeting of shareholders to be held in 2023 and until their successors are duly elected and qualified, or until such individual’s earlier resignation or retirement, pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
32,834,977	702,608	48,437	0
31,085,734	2,451,868	48,420	0
32,835,991	700,451	49,580	0

2.                   The Company’s shareholders approved an amendment to the terms of office and employment of the Company’s Chief Executive Officer (and a member of the Board), Dr. Julian Adams pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
33,297,001	78,367	210,654	0

3.                   The Company’s shareholders approved amendments to the Company’s compensation policy for executive officers and directors, pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
33,233,258	107,310	245,454	0

4.                   The Company’s shareholders approved and ratified the purchase of directors and officers insurance, pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
33,314,929	33,857	237,236	0

5.                   The Company’s shareholders approved an amendment of the Company’s 2017 Share Incentive Plan, pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
26,331,621	7,000,978	253,423	0

6.                   The reappointment of Kost, Forer, Gabbay & Kasierer, a member firm of  Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2020, and its service until the annual general meeting of shareholders to be held in 2021, pursuant to the following final voting results:

For	Against	Abstain	Broker Non-Vote
32,798,803	15,735	776,484	0

As required by Israeli law, proposals 3 and 4 were both also approved by shareholders holding a majority of the ordinary shares voted on such proposals (excluding abstentions) who affirmatively confirmed that they were non-controlling shareholders and did not have a personal interest in such proposals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

September 14, 2020	By:	/s/ Julian Adams
Julian Adams
Chief Executive Officer

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